

ATLANTA COMMERCIAL BOARD OF REALTORS®, INC.
Commercial Sales Agreement



THIS COMMERCIAL SALES AGREEMENT (hereinafter referred to as the "Agreement") is made and entered into as of the ___ day of <u>May</u> , 20 <u>2024</u> , by and between <u>Stockbridge PropCo LLC</u> ("Seller") and <u>Emerald Hospitality Group, LLC</u> ("Purchaser").

WITNESSETH:

WHEREAS, Seller desires to sell to Purchaser and Purchaser desires to purchase from Seller certain real property in accordance with the terms and conditions hereinafter provided.

NOW, THEREFORE, for and in consideration of the sum of Ten and No/100 Dollars ($10.00), in hand paid, the premises and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, Seller and Purchaser do hereby covenant and agree as follows:

1.   PURCHASE AND SALE.

As a result of the efforts of <u>Avison Young</u> ("Broker"), a licensed real estate broker, Seller agrees to sell and convey to Purchaser, and Purchaser agrees to buy from Seller, the following: (a) that certain real property commonly known as <u>425 Country Club Drive</u> , <u>Stockbridge</u> , <u>GA</u> <u>30281</u> , and being more particularly described on Exhibit "A" attached hereto and incorporated herein by reference, together with all of the tenements, hereditaments, improvements, buildings, facilities, appurtenances, rights, easements and rights of way incident thereto (collectively, the "Real Property"); and (b) all of the furniture, fixtures, furnishings, machinery, equipment and vehicles owned by Seller and situated on or about the Property which is used in connection with the maintenance, operation or management of the Property (collectively, the "Personalty"; the Real Property and Personalty collectively, the "Property").

2.   PURCHASE PRICE AND METHOD OF PAYMENT.

The purchase price ("Purchase Price") of the Property shall be <u>Six Million Eight Hundred Thousand</u> U.S. Dollars ($ <u>6,800,000</u>) to be paid as follows:

<u>At Closing</u>

3.   EARNEST MONEY.

Purchaser ☒ shall deliver within <u>3</u> days of the Acceptance Date ☐ has delivered to _____ ("Escrow Agent"), whose contact information is set forth in Section 15 below, $ <u>See Payment Schedule</u> U.S. Dollars ($) ☒ immediately available funds ☐ check, as "Earnest Money" which, except as otherwise set forth herein, Earnest Money shall be applied as partial payment of the cash portion of the purchase price of the Property at the time the sale is consummated. The Escrow Agent will be an Independent, third party agent and such party shall be engaged pursuant to separate agreement. In the event Purchaser deposits funds to Escrow Agent in the form of a check and if Purchaser's check for the Earnest Money is returned by Purchaser's bank for any reason, Seller shall have the option to either (i) declare this Agreement null and void by written notice to Purchaser and Escrow Agent, or (ii) require Purchaser to deposit the Earnest Money in the form of immediately available funds. Purchaser and Seller understand and agree that Escrow Agent shall deposit Earnest Money within <u>5</u> days following the Acceptance Date. The parties to this Agreement agree that Escrow Agent shall deposit the Earnest Money in Escrow Agent's Escrow Trust Account and any interest earned on said deposit shall be retained by ☒ Escrow Agent or ☐ Escrow Agent's non-interest bearing Escrow Trust Account. All earned interest will be applied toward the purchase price. The parties to this Agreement understand and agree that the disbursement of the Earnest Money held by the Escrow Agent as escrow agent can occur only (A) at Closing; (B) upon written agreement signed by all parties having an interest in the funds; (C) upon court order; (D) upon the failure of any contingency or failure of either party to fulfill its obligations as set forth in this Agreement at the request of either party; or (E) if the Purchaser decides to terminate the agreement at the end of the Inspection Period or (F) as otherwise set out herein. In the event of a dispute between Purchaser and Seller regarding this Agreement and/or distribution of the Earnest Money, sufficient in the discretion of Escrow Agent to justify its doing so, Escrow Agent shall be entitled to interplead all or any disputed part of the Earnest Money into court, and thereupon be discharged from all further duties and liabilities hereunder. The filing of any such interpleader action shall not deprive Escrow Agent of any of its rights under this Agreement. Purchaser and Seller agree that Escrow Agent shall be entitled to be compensated by the party who does not prevail in the interpleader action for its actual costs and expenses, including reasonable attorney's fees, in filing said interpleader action. In such disputed cases, if Escrow Agent decides not to interplead, Escrow Agent may make a disbursal of the Earnest Money upon a reasonable interpretation of this Agreement. If Escrow Agent decides to make a disbursal to which all parties to this Agreement do not expressly agree, Escrow Agent shall give all parties fifteen (15) days' notice in writing of Escrow Agent's intent to disburse. Such notice shall be delivered by certified mail to the parties' last known addresses and must recite to whom and when the disbursal will be made. After disbursement, Escrow Agent shall notify all parties by certified mail of such disbursement. Any such disbursal made by Escrow Agent upon advice of counsel shall conclusively be deemed to have been made upon a reasonable interpretation. The parties hereto further agree that the Escrow Agent is acting solely as a stakeholder at their request and for their convenience, that the Escrow Agent shall not be deemed to be the agent of either of the parties in Escrow Agent's capacity as escrow agent hereunder, and that the Escrow Agent shall not be liable to either of the parties for any action or omission on its part taken or made in good faith, but shall be liable for its acts of bad faith, in breach of this agreement or gross negligence or willful misconduct. Seller and Purchaser shall jointly and severally indemnify and hold the Escrow Agent harmless from and against all costs, claims and expenses, including without limitation reasonable attorneys' fees, incurred in connection with the performance of the Escrow Agent's duties hereunder, except with respect to actions or omissions taken or made by the Escrow Agent in bad faith, in breach of this Agreement or involving gross negligence or willful misconduct on the part of the Escrow Agent. The Purchaser will deposit earnest monies according to the following schedule:

- o $17K at signing (Acceptance Date),
- o $17K at entitlement (rezoning & land use Approval Date by City Council {Stockbridge, GA]),
- o $17K at conclusion of inspection period,
- o $17K at removal of all contingencies [or remaining amount to total 1% of Purchase Price, if interest has been earned].

All deposits and interest earned will be applied toward the purchase price.

4. TITLE AND SURVEY.

Seller agrees to convey a good and marketable, fee simple title to the Property to Purchaser by General ~~Limited~~ Warranty Deed. Good and marketable, fee simple title is hereby defined as title which is insurable by a national title insurance company (the "Title Company") at its standard rates on an ALTA Owner Policy (the "Title Policy"), without exception other than the following "Permitted Title Exceptions": (A) zoning ordinances affecting the Property; (B) general utility, sewer and drainage easements of record upon which any buildings on the Property do not encroach; (C) subdivision restrictions of record; (D) current city, state and county ad valorem property and sanitary taxes not yet due and payable; and (E) leases and other easements, restrictions and encumbrances specified in this Agreement ~~or on Exhibit "B" attached hereto~~ and incorporated herein by this reference (the "Permitted Title Exceptions"). Purchaser shall have Thirty (30) days after the Effective Date to examine the title to the Property and notify Seller of any objections to matters affecting title to the Property, including the Permitted Title Exceptions (the "Initial Title Examination"). The Effective Date is defined as the date on which the contract is fully executed by both parties. Seller shall have up to Five (5) calendar days after receipt of Purchaser's written notice of objections (the "Seller's Response Period") in which to correct such defects, or to provide to Purchaser a written notice that Seller shall cause such objections to be corrected or cured on or before the date of Closing. If, prior to the expiration of the Seller's Response Period, Seller shall fail either to cure or correct such title defects, or provide to Purchaser such written notice obligating Seller to do so on or before the date of Closing, then Purchaser shall have the choice of (1) accepting the Property subject to such defects and proceeding to Closing, or (2) declining to accept the Property with such legal defects. Purchaser shall exercise such choice by written notice to Seller delivered within Five (5) calendar days following the end of the Seller's Response Period (the "Purchaser's Election Period"). If Purchaser shall decline to so accept the Property subject to such legal defects, then this Agreement shall be null and void and the Earnest Money deposit and all interest earned shall be promptly refunded to Purchaser. In the event that Purchaser fails to make such election within the Purchaser's Election Period it shall be conclusively deemed to have elected to accept the Property subject to such defects and proceed to Closing.

~~Within Thirty (30) days after the date that this Agreement has been fully executed by Seller and Purchaser, Purchaser may obtain and deliver to Seller, at Purchaser's sole cost and expense, a current boundary survey of the~~

~~Property, which shall be prepared by a Georgia Registered Land Surveyor in accordance with no less than the minimum standards of the State of Georgia for surveys and land surveyors (the "Survey"). The Survey shall: (A) be certified to Purchaser, Purchaser's lender (if applicable) and Purchaser's title insurer by the surveyor pursuant to a certificate in form and substance satisfactory to Purchaser; (B) correctly show the boundaries of the Property and~~

- ~~the location of all buildings, structures, fences and other improvements situated on the Property, the location of and identify all visible easements and rights-of-way across, serving or abutting the Property, and all recorded easements to the extent they affect specific portions of the Property (including any and all off-site easements affecting or benefiting the Property) and (C) contain a calculation of the exact acreage of the Property (calculated to the nearest 1/100th of an acre), exclusive of any streets, roads and rights-of-way.~~ If necessary, Seller agrees to execute a Quit Claim Deed with the legal description contained in the Survey in favor of the Purchaser. Purchaser's notice of title objections pursuant to the preceding paragraph shall include any objections revealed by the Survey. If zoning or land use application process triggers the need for a new or updated survey, then that will be provided at the Seller's sole cost and expense.

From and after the date of the Initial Title Examination, Purchaser may from time to time during the term of this Agreement make further examinations of the title to the Property and update the Survey, and Purchaser may object to any matters of title first appearing of record after the effective date of such Initial Title Examination by giving Seller written notice of any such defects or objections (the "Subsequent Objections"). Seller shall thereafter have until the date of Closing (or such longer period as Purchaser, in its reasonable discretion, consents to in writing) in which to cure or satisfy any such Subsequent Objections. If Seller fails to satisfy any Subsequent Objections prior to the date of Closing (or such longer period as Purchaser, in its reasonable discretion, consents to in writing), then, at the option of Purchaser, Purchaser may: (A) terminate this Agreement, in which event the Earnest Money shall be refunded to Purchaser, all rights and obligations of the parties under this Agreement shall expire, and this Agreement shall terminate and be of no further force and effect, except for the survival of certain provisions as expressly provided in this Agreement; (B) satisfy the Subsequent Objections and proceed to Closing, after deducting from the Purchase Price the cost of satisfying those Subsequent Objections that can be satisfied by the payment of money; (C) waive such satisfaction and performance by Seller and elect to proceed to Closing.

5.   **LEASES/SERVICE CONTRACTS. [Check the box in front of the applicable provision.]**

☒   Seller represents to Purchaser that there are no management, service or other contracts that affect the Property that cannot be terminated at Closing by Purchaser at its sole discretion. The Seller shall bear all costs associated with closing and terminating all existing agreements, leases and contracts.

☐   Seller represents to Purchaser that there are no management, service or other contracts that affect the Property that cannot be terminated at Closing by Purchaser at its sole discretion, except as set forth on Exhibit "C" attached hereto and by this reference made a part hereof. Purchaser agrees to assume in writing all obligations of Seller arising from and after the date of Closing to the other parties under the contracts listed on Exhibit "C".

☐   Seller represents to Purchaser that there are no leases that affect the Property that will be in effect at closing except as set forth on Exhibit "D" attached hereto and by this reference made a part hereof. Purchaser agrees to assume in writing all obligations of Seller arising from and after the date of Closing to tenants under the leases listed on Exhibit "D" and all obligations of Seller arising from and after the date of Closing to pay any broker or brokers who negotiated such leases such commissions as are specified in such leases (or in separate commission agreements) in the same manner as if the Property had not been sold, including commissions which were negotiated and agreed to before Closing but accrue and become due after Closing. Seller shall, promptly after Closing, provide a copy of such written assumption agreement to all leasing brokers of record. At Closing Seller shall in writing assign to Purchaser all Seller's interest in such leases with appropriate warranties as to the good standing of such leases, and provide Purchaser with the originals of such leases. Seller represents that the leases are in full force and effect on the date hereof and are fully assignable to Purchaser, that no default exists under the leases on behalf of either the landlord or tenant named therein; that the leases are the only agreements between Seller as "landlord" and tenants, there having been no modification of the leases, or otherwise; and that tenants are entitled hereafter to no concessions, rebates, and/or allowances or free rent for any period after the closing. In addition, Seller shall deliver to Purchaser on or before Closing, tenant estoppel certificates in the form required under such leases, or if no form is specified or required, in form and substance reasonably satisfactory to Purchaser. Rents and utilities, including all sanitary taxes and charges applicable to the Property shall be prorated as of the Closing Date.

6.   **CONDITIONS OF PURCHASE.**

The parties hereto agree that Purchaser's obligation to purchase the Property shall be subject to the satisfaction of the following terms and conditions any one or some of which may be waived in part:

Check those applicable:

☒ Inspections: Purchaser, its agents, or representatives, at Purchaser's expense and at all times before the Closing, shall have the right to enter upon the Property for purposes including, but not limited to, inspecting, examining, boring, digging test holes, testing, surveying the Property and satisfying itself with respect to environmental matters and the availability of utilities to serve the Property. Purchaser assumes all responsibility for the acts of Purchaser, its agents and representatives as provided by this paragraph, and Purchaser hereby agrees to indemnify, defend and hold Seller and Brokers (as defined hereafter) harmless from and against all loss, cost, damage, expense and claims suffered or incurred by Seller and Brokers as a result of the exercise of such right by Purchaser and its agents, employees and contractors. In the event Purchaser does any boring, digging of test holes or testing of the Property, Purchaser shall restore the Property to its condition prior to said boring, digging of test holes or testing. It is understood by Seller that said boring, digging of test holes or other tests may necessitate the need for Purchaser to cut trees and bushes located on the Property and to alter vegetation to determine soil and rock conditions. Purchaser shall restore the Property to its previous condition after said borings, digging of test holes or other tests except that Purchaser shall not be required to restore trees, bushes and other vegetation that have been altered in order to do said borings, diggings or other tests. Purchaser shall use reasonable care to insure that a minimum amount of trees and bushes are cut and vegetation is altered and Purchaser shall remove all trash and debris created by its inspection of the Property. The provisions of this paragraph shall survive the rescission, cancellation, termination or consummation of this Agreement.

Purchaser shall have a <u>Sixty</u> (<u>60</u>) day period ("Inspection Period") after the ~~Acceptance Date~~ Approval of Zoning & Land Use Modification by the City Council of Stockbridge, GA to decide in its sole and absolute discretion that the Property is satisfactory for Purchaser's acquisition. If Purchaser determines that the Property is not satisfactory, then Purchaser may terminate this Agreement by giving written notice to Seller and Broker prior to the end of the Inspection Period, and upon receipt of such notice, ~~Broker~~ Escrow Agent shall refund the Earnest Money and all earned interest to Purchaser, less One Hundred ($100.00) Dollars thereof which shall be paid by Purchaser to Seller as consideration for the termination right herein granted to Purchaser. The Purchaser may extend the inspection period for an additional 45 days if necessary to obtain financing approval and / or franchise licensing approval.

☒ Application for New Financing: This Agreement is made contingent on Purchaser obtaining new financing, and Purchaser's obligation to close is conditioned upon Purchaser accepting a written commitment for financing. Purchaser will not reject those terms of a commitment which provide for a loan amount of at least <u>65</u> percent (<u>65</u> %) of the Purchase Price,, pay required costs and make a good faith effort to procure such financing, except if the Purchaser decides to terminate the agreement as outlined in the Inspection Period. This Agreement shall terminate and Purchaser shall receive a refund of the Earnest Money unless Purchaser gives Seller written notice that this condition is satisfied or waived on or before <u>Sixty</u> (<u>60</u>) days following the date ~~this Agreement has been fully executed by Seller and Purchaser~~ approval of zoning and land use modification by the City Council of Stockbridge, GA..

☐ Assumption of Existing Financing: If payment of the Purchase Price includes Purchaser's assumption of a note and mortgage, Seller shall promptly deliver to Purchaser true, correct and complete copies of the underlying debt, loan and security instrument(s) to be assumed, and Purchaser shall be deemed to have approved all of the terms of such instrument(s) unless Purchaser gives notice of disapproval within ten (10) days after receiving such instrument(s), in which case this Agreement shall become null and void and Purchaser shall receive a refund of its Earnest Money. If any of the debt instrument(s) requires the consent of a third party to the assumption by Purchaser, then Seller and/or Purchaser (as required under such instrument(s)) shall apply for such consent within seven (7) days after Purchaser's receipt of such instrument(s). Upon Purchaser's request, Seller shall assist Purchaser in requesting and/or procuring the third party's consent to the assumption on the Purchaser's behalf. This Agreement shall terminate and Purchaser shall receive a refund of the Earnest Money, unless Purchaser provides Seller written notice within __ ( ) days of receiving the debt instrument(s) stating that such consent is available on terms and conditions reasonably acceptable to Purchaser or that Purchaser is waiving this assumption contingency. Purchaser shall pay any assumption fees or other out-of-pocket expenses attributable to the assumption of the underlying indebtedness

7.   SELLER'S WARRANTIES.

Seller agrees, represents and warrants that, to Seller's knowledge and belief: (A) Seller has the full right and authority to enter into this Agreement and to consummate the sale of the Property as set forth herein; (B) Seller has not received any notice and has no knowledge that the Property is or will be affected by any special assessments, condemnation, eminent domain, change in grade of public streets or similar proceedings; (C) Seller has entered into no unperformed agreement, oral or written, not referred to herein, with reference to the Property, and neither the Seller nor the Property is subject to any judgment or decree of a court of competent jurisdiction, or to any lawsuit or administrative proceeding which would in any way adversely affect the Property or which would in any way be binding upon Purchaser or its successors or assigns, or which would limit or restrict in any way Seller's rights and ability to enter into this Agreement and consummate the transactions contemplated hereby; (D) Seller is a validly existing entity existing under the laws of the State of Georgia and the individual executing on behalf of the entity has authority to enter into the transaction contemplated by this Agreement, or if executed in an individual capacity, has authority to execute; (E) to Seller's best reasonable knowledge, Seller has good and marketable fee simple title to the Property which can be conveyed to Purchaser in accordance with the terms and conditions of this Agreement; (F) Except for the representations and warranties set forth in this Agreement or in any of the documents delivered at Closing (the "Seller's Warranties"), this sale is made and will be made without additional representations, covenants, or warranties of any kind by Seller and shall be made on an "as-is", "where- is" basis, with all faults, latent or patent. Consistent with the foregoing and subject solely to the Seller's Warranties, effective as of the Closing Date, Purchaser, for itself and its agents, affiliates, successors and assigns, hereby waives, relinquishes, releases and forever discharges Seller, its agents, affiliates, subsidiaries, successors and assigns (collectively the "Releasees") from any and all rights, claims and demands at law or in equity, whether known or unknown, which Purchaser has or may have in the future, arising out of the physical, environmental, economic, legal or other condition of the Property.

8. MECHANICAL SYSTEMS.

☐ Seller warrants and represents that the heating, air conditioning, plumbing, and electrical systems serving the Property, will be in normal operating condition at the time of Closing. Purchaser shall have the privilege and responsibility of making inspections of said appliances and systems prior to Closing. Notwithstanding anything contained herein to the contrary, Seller's responsibility in connection with the foregoing shall cease at Closing. To the extent transferable, Seller agrees to transfer and assign to Purchaser any and all transferable warranties regarding any such appliances and/or systems.

☒ Seller makes NO warranties or representations regarding the heating, air conditioning, plumbing, and electrical systems serving the Property. To the extent transferable, Seller agrees to transfer and assign to Purchaser any and all transferable warranties regarding any such appliances and/or systems.

9. DAMAGE AND CONDEMNATION.

(A) DAMAGE TO PROPERTY. Seller warrants that at Closing the Property will be in substantially the same condition as it is on the Acceptance Date, normal wear and tear excepted, and that Seller neither will do nor will permit to be done anything which will materially affect the use of the Property, except as otherwise provided in this Agreement. However, should the Property be destroyed or substantially damaged before the Closing, then Seller shall promptly notify Purchaser in writing of such event. Within ten (10) days after Seller provides Purchaser written notice of the amount of the insurance proceeds, if any, which Seller will receive on the claim of loss: (i) terminate this Agreement; or (ii) consummate this Agreement, in which event Purchaser shall have the right to receive such insurance proceeds which have been paid to Seller, or, if not yet paid, to receive an assignment of such insurance proceeds. Payment will be direct payment to the Purchaser. In the event Purchaser fails to make an election within said 10-day period, Purchaser shall be deemed to have elected option (ii) above. If Purchaser has not been notified by Seller of the amount of the insurance proceeds, if any, which Seller will receive on the claim of loss within forty-five (45) days subsequent to the occurrence of such damage or destruction, or by the date of Closing, whichever occurs first, Purchaser may at its option cancel this Agreement by written notice to Seller. In this event, the Purchaser shall receive a refund of all earnest money and any earned interest. If Purchaser fails to provide such notice to Seller, Purchaser shall be conclusively deemed to have elected to consummate this Agreement and receive an assignment of Seller's interest in such insurance proceeds as are paid or payable on the claim of loss.

(B) CONDEMNATION. Upon the institution of condemnation proceeding (or voluntary conveyance in lieu thereof) against any portion of the Property, Seller shall promptly notify Purchaser of such proceeding (or voluntary conveyance in lieu thereof). If such condemnation (or voluntary conveyance in lieu thereof) of all or any portion of the Property that is material, as determined by Purchaser in its reasonable discretion, then, within ten (10) days after Seller provides Purchaser written notice of the amount of the amount of such condemnation award, if any, which Seller will receive from such condemnation, Purchaser shall elect to: (i) terminate this Agreement; or (ii) consummate this Agreement, in which event Purchaser shall have the right to receive such condemnation awards (if any) which have been paid to Seller, or, if not yet paid, to receive an assignment of such condemnation awards. In the event Purchaser fails to make an election within said 10-day period, Purchaser shall be deemed to have elected option (ii) above. If Purchaser has not been notified by Seller of the amount of the condemnation award, if any, which Seller will receive from such condemnation within forty-five (45) days subsequent to the occurrence of such condemnation, or by the date of Closing, whichever occurs first, Purchaser may at its option cancel this Agreement by written notice to Seller. In this event, the Purchaser shall receive a refund of all earnest money and any earned interest. If Purchaser fails to provide such notice to Seller, Purchaser shall be conclusively deemed to have elected to consummate this Agreement and receive an assignment of Seller's interest in such insurance proceeds as are paid or payable on the claim of loss.

10. **AGENCY DISCLOSURE.**

Pursuant to Regulation 520-1.06 of the Georgia Real Estate Commission's Regulations and Georgia's Brokerage Relationships in the Real Estate Transactions Act ("BRRETA"), O.C.G.A. Section 10-6A-1 et. seq., Seller and Purchaser hereby acknowledge that the undersigned Broker and Co-Broker, if any, make the following disclosures, checking all that apply:

As to Broker:

☒ **(A)** Broker represents the <u>Seller</u> only; or

☐ **(B)** Broker represents both the Seller and Purchaser jointly and such dual agency is expressly consented to by the parties by their execution of a Dual Agency Disclosure and Consent Agreement.

☐ **(C)** Broker has assigned Broker's affiliated license #____ to represent solely the Seller as its designated agent and has assigned Broker's affiliated licensee #____ to represent solely the Purchaser as its designated agent; or

☐ **(D)** Broker represents neither the Seller nor the Purchaser, but rather is acting as a transactional broker pursuant to BRRETA.

As to Co-Broker:

☐ **(A)** Co-Broker represents the _____ only; or

☐ **(B)** Co-Broker represents both the Landlord and Tenant jointly and such dual agency is expressly consented to by the parties by their execution of a Dual Agency Disclosure and Consent Agreement. Co-Broker has assigned Broker's affiliated license #____ to represent solely the Seller as its designated agent and has assigned Broker's affiliated licensee #____ to represent solely the Purchaser as its designated agent; or

☐ **(C)** Co-Broker represents neither the Seller nor the Purchaser, but rather is acting as a transactional broker pursuant to BRRETA.

Neither Broker nor Co-Broker shall have any duty to Seller or Purchaser greater than what is set forth in BRRETA, Official Code of Georgia Annotated Section 10-6A-1 et seq.

SECTION 11 IS VOID FROM THIS AGREEMENT.
12. **DISCLAIMER.**

Seller and Purchaser acknowledge that they have not relied upon the advice or representations, if any, of Brokers, or their associate brokers or salespersons, concerning: (A) the legal and tax consequences of this Agreement in the sale of the Property; (B) the terms and conditions of financing of the Property; (C) the purchase and ownership of the Property; (D) the structural condition of the Property; (E) the operating condition of any business; (F) the operating condition of the electrical, heating, air conditioning, plumbing, water heating systems and appliances on the Property; (G) the availability of utilities to the Property; (H) the investment potential or resale value of the Property; (I) the financial ability of Purchaser; or, (J) any conditions existing on the Property which may affect the Property; or (K) any matter which could have been revealed through a survey, title search or inspection of the Property; (L) environmental matters relative to the Property. Seller and Purchaser both acknowledge that if such matters have been a concern to them, they have sought and obtained independent advice relative thereto.

13. **ASSIGNMENT.**

☐ This Agreement, and the rights and obligations hereunder, may not be assigned by Purchaser without the prior written consent of Seller, which consent may not be unreasonably withheld, except to an affiliated company or a to be formed entity in which Purchaser has a majority equity interest. Notwithstanding anything contained herein to the contrary, however, any such approved assignee shall assume in writing all of the obligations and liabilities of Purchaser hereunder, and a copy of such assignment shall be provided to Seller in writing within two (2) days after it is signed by Purchaser and assignee. No such assignment shall release the original Purchaser from liability to Seller as set forth in this Agreement.

☒ Purchaser may assign this Agreement to a person, partnership, limited liability company or corporation without the prior-written consent of Seller with respect to the Purchaser. No such assignment shall release the original Purchaser from liability to Seller as set forth in this Agreement.

14. **DEFAULT. REMEDIES.**

(A) **PURCHASER'S DEFAULT:** If the sale and purchase of the Property contemplated by this Agreement is not consummated because of Purchaser's default, then Escrow Agent shall, within ~~three~~ five (5) business days of Seller's demand therefor, remit the Earnest Money to Seller as full and final liquidated damages for such default of Purchaser, the parties hereto acknowledging that it is impossible to more precisely estimate the damages to be suffered by Seller upon Purchaser's default, and the parties expressly acknowledging that retention of the Earnest Money is intended not as a penalty, but as full and final liquidated damages and that said sum is an agreed reasonable estimate of such damages. The Seller's right to retain the Earnest Money as full and final liquidated damages is Seller's sole and exclusive remedy in the event of default hereunder by Purchaser, and Seller hereby waives and releases any right to (and hereby covenants that it shall not) sue the Purchaser (A) for specific performance of this Agreement; or (B) to prove that Seller's actual damages exceed the Earnest Money which is hereby provided Seller as full and final liquidated damages. In the event the purchase and sale contemplated in this Agreement is not consummated because of Purchaser's default, Purchaser hereby waives and releases any right to (and hereby covenants that it shall not) sue Seller to recover the Earnest Money or any part thereof.

(B) **SELLER'S DEFAULT:** If the purchase of the Property is not consummated in accordance with the terms and conditions of this Agreement because of Seller's default, then the Earnest Money (including any interest earned thereon, if any) shall be returned to Purchaser within five (5) business days of written demand from Purchaser and Purchaser shall have the right, at its sole election: (A) to terminate this Agreement; (B) to pursue specific performance plus the cost of obtaining specific performance; or (C) if Purchaser is not reasonably able to obtain specific performance of Seller's obligations under this Agreement or if specific performance is an inadequate remedy as a result of the acts or omissions of Seller, to pursue its remedies at law and equity (provided, however, in no event shall Purchaser be entitled to monetary damages in excess of an amount equal to the Earnest Money plus any additional monies Purchaser spent during the Inspection Period). The entitled monetary damages for additional monies spent during the Inspection Period shall not exceed fifty-thousand dollars.

15. **NOTICES.**

All notices, requests, consents and other communications hereunder shall be in writing and shall be personally delivered, sent by overnight (e.g. Federal Express) or same day courier service providing a return receipt, or mailed by first-class registered or certified mail, return receipt requested, with postage prepaid. Notices may also be sent by facsimile or electronic mail (with proof of transmission and receipt) between the hours of 9:00 a.m. and 6:00 p.m. local time, Mondays through Fridays, holidays excepted, provided that a copy thereof is also sent, within three (3) business days, by one of the other methods permitted hereunder. Notices shall be effective when received, when refused or when the same cannot be delivered, as evidenced on the return receipt or facsimile delivery confirmation, as applicable. Notices shall be sent to the following addresses:

PURCHASER:
ADDRESS: 2759 Delk Road, Suite 2335, Marietta, GA 30067   **SELLER:**

ATTN: Venuss Gervin   ATTN:

Email: vgervin@hotmail.com   Email:

BROKER: _____   **CO-BROKER:** _____

                ATTN: _____   ATTN: _____
                Email: _____   Email: _____

ESCROW AGENT: _____

                ATTN: _____
                Email: _____

16. FOREIGN PERSON STATUS.

(A)   At Closing, if Seller does not deliver to Purchaser a certificate reasonably acceptable to Purchaser setting forth Seller's address and Social Security or Tax Identification number and certifying that Seller is not a foreign person for purposes of the Foreign Investment in Real Property Tax Act, as revised by the Deficit Reduction Act of 1984, then Purchaser shall deduct and withhold a tax equal to either ten percent (10%) of the Purchase Price or such other amount as may be authorized by a withholding certificate from the Internal Revenue Service.

(B)   At Closing, if Seller does not deliver to Purchaser an affidavit reasonably acceptable to Purchaser confirming that Seller is a resident or "deemed resident" of the State of Georgia for purposes of O.C.G.A. Section 48-7-128, then Purchaser shall be entitled to withhold a portion of the Purchase Price for payment to the Georgia Department of Revenue pursuant to said statute.

17. ENVIRONMENTAL CONDITIONS.

To Seller's actual knowledge:

(A)   The Property has never been used as a landfill for garbage or refuse, dump, stump pit, toxic waste dump or cemetery, or for the handling, generation, treatment, release, storage or disposal of chemicals or hazardous wastes or substances so as to create an environmental hazard. For purposes of this Agreement, the term "hazardous wastes or substances" shall mean petroleum including crude oil or any fraction thereof, and any substance identified in CERCLA, RCRA, or any other federal, state or other governmental legislation or ordinance identified by its terms as pertaining to the disposal of hazardous substances or waste.

(B)   The Property is free from any hazardous or toxic materials or waste or similarly described substances under any applicable federal or state laws or regulations and (ii) there have been no violations of applicable "wetlands" regulations in connection with the development of the Property.

(C)   There are no storage tanks located on the Property, either above or below ground.

18.   CLOSING COSTS.

Unless otherwise stipulated in this Agreement, Purchaser agrees to pay the following costs, if any, at Closing: (i) Purchaser's attorney's fees; (ii) the cost of preparing the conveyancing documents (iii) all appraisal fees; (iv) all title examination and survey fees and the premiums for all title insurance commitments and policies; (v) all recording fees; and (vi) any other charges incurred by Purchaser relating to the transaction contemplated herein. Seller agrees to pay the following costs, if any, at Closing: (i) Seller's attorney's fees; (ii) any transfer taxes; and (iii) any other charges incurred by Seller in connection with this transaction. All other closing costs will be paid by the respective party as is customary in the jurisdiction of the Real Property. The Brokers' Commission shall be paid at Closing by the Seller ~~in accordance with Section 11 of this Agreement~~.

19.   CLOSING.

~~The sale of the Property shall be closed ("Closing") on or before 45 Days after the inspection period (the "Closing Date") at a time and place acceptable to Purchaser and Seller; provided, however, if Purchaser and Seller fail to agree on a time and place, the Closing shall be held on the aforesaid date at 1:00 P.M. in the office of Broker at the address set forth above.~~ This section is being replaced by a Special Stipulations Addendum at Section 21.

20.   GENERAL.

(A)   <u>Entire Agreement</u>. This Agreement constitutes the sole and entire Agreement between the parties hereto with respect to the subject matter hereof, and no modification of this Agreement shall be binding unless signed by all parties to this Agreement. No representation, promise, or inducement not included in this Agreement shall be binding upon any party hereto.

(B)   <u>Captions</u>. The headings at the beginning of each paragraph are for clarification purposes only and are not intended to alter the context of this Agreement.

(C)   <u>Binding Effect</u>. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, legal representatives, successors and assigns.

(D)   <u>Time of the Essence</u>. Time is of the essence of this Agreement.

(E)   <u>Governing Law</u>. This Agreement shall be interpreted in all respects in accordance with the laws of the State of Georgia.

(F)   <u>OFAC</u>. Neither Seller nor Purchaser, nor any of their affiliates, nor, to Seller's or Purchaser's respective knowledge knowledge, any of their respective partners, members, shareholders or other equity owners, or to Seller's or Purchaser's respective knowledge, any of their respective employees, officers directors, representatives or agents is, nor will they become, a person or entity with whom U.S. persons or entities are restricted from doing business under regulations of the Office of Foreign Asset Control ("<u>OFAC</u>") of the Department of the Treasury (including those named on OFAC's Specially Designated and Blocked Persons List) or under any statute, executive order (including the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or other governmental action and is not and will not assign or otherwise transfer this Agreement to, contract with or otherwise engage in any dealings of transactions or be otherwise associated with such persons or entities.

(G)   <u>No Waiver</u>. No failure of any party to exercise any power given hereunder or to insist upon strict compliance with any obligation specified herein, and no custom or practice at variance with the terms hereof, shall constitute a waiver of either party's right to demand exact compliance with the terms hereof.

(H)   <u>Counterparts</u>. This Agreement may be executed in several counterparts, each of which shall constitute an executed original hereof.

(I)   <u>Conditions Precedent</u>. Conditions precedent to the obligation of either party to close hereunder, if any, are for the benefit of such party only, and any and all of said conditions may be waived in the discretion of the party benefited thereby.

(J)   <u>Responsibility to Cooperate</u>. Seller and Purchaser agree that such documentation as is reasonably necessary to carry out the terms of this Agreement shall be produced, executed and/or delivered by such parties within the time required to fulfill the terms and conditions of this Agreement.

(K)   <u>Survival of Agreement</u>. Any condition or stipulation not fulfilled at the time of the Closing shall survive the closing, execution and delivery of the warranty deed until such time as said conditions or stipulations are fulfilled.

(L)   <u>Closing Certifications</u>.Seller shall deliver to Purchaser at the Closing an affidavit: (i) certifying that Seller is not a foreign person within the meaning of Section 1445 of the Internal Revenue Code; (ii) certifying the information required for Internal Revenue Service Form 1099; and (iii) certifying as to such other matters as may be reasonably required by the title insurance company for issuance of a title insurance policy on the Property.

(M)   <u>Business Day</u>. If the time period by which any right, option or election provided under this Agreement must be exercised, or by which any act required hereunder must be performed, or by which the Closing must be held, expires on a Saturday, Sunday or legal holiday, then such time period shall be automatically extended to the close of business on the next regular business day.

(N)   ~~All tenant security deposits shall be delivered or credited by Seller to Purchaser at Closing, and Purchaser shall sign an agreement at Closing to hold Seller harmless against claims regarding such transferred security deposits.~~

(O)   Possession of the Property shall be granted by Seller to Purchaser no later than <u>at closing</u> , subject to the rights of tenants of the Property, ~~if any are listed on Exhibit "D" hereto,~~

(P)   Any box not checked in any paragraph is specifically not applicable.

Any postponement or delay of the Closing, as may be permitted in this Agreement, shall not exceed eighteen (18) months, unless otherwise expressly agreed in writing by all of the parties hereto.

21.   SPECIAL STIPULATIONS.

~~1.) Franchise License Approval Contingency: Franchise License Approval Contingency: The purchaser will have the right to a 60 day period for franchise license approval which shall run contemporaneously with the Due Diligence Period set forth in paragraph 6 below. The Purchase and Sale Agreement shall be contingent upon the Purchaser receiving acceptable franchise licensing approval with a Property Improvement Plan (PIP) and capital expenditure cost. Purchaser may extend the Due Diligence Period for an additional 45 days if necessary to obtain franchise agreement approval.~~

~~2.) Zoning and Land Use Approval Contingency: The Purchase and Sale Agreement shall be contingent upon obtaining rezoning and land use approval to entitle the property for conversion to a hotel.~~

~~3.) Closing Costs: Purchaser will pay for the survey and environmental Phase I, if deemed necessary by Purchaser. All other closing costs will be paid by the respective party as incurred or as is customary in the jurisdiction of the Real Property. The Seller will pay the real estate transfer tax and all costs associated with obtaining proper zoning and land use entitlements needed for conversion to a hotel.~~

~~4.) Closing Extension: Seller shall grant Buyer a one-time 30 day extension of Closing Date, The Purchaser shall pay the Seller's pro-rated debt service during this period.~~

~~5.) Rezoning Costs: Seller will pay all rezoning costs, but the buyer will be the group to fill out and submit the rezoning applications. Any payment over $500 being requested from the Sellers' zoning escrow account must be sent to the seller prior to the buyer making the payment in order for the seller to approve and keep track of funds spent on the rezoning. The Seller agrees to respond within 24 hours for payment approval.~~

SPECIAL STIPULATIONS ADDENDUM

1.) **ZONING AND LAND USE APPROVAL CONTINGENCY**: This Purchase and Sale Agreement, in its entirety, is contingent upon the Seller obtaining the correct and appropriate zoning and land use modifications to entitle the property for hotel use. Entitlements will be deemed suitable upon official approval date from the City Council of Stockbridge (Henry County, Georgia).

The Seller shall incur all costs associated with obtaining zoning and land use modifications for the property, including all fees associated with applications, attorneys, design consultants, recording and public notifications. If the Purchaser is needed to assist with the application process, the funds used will come from either a) direct payment from the Seller, or b) a separate escrow account funded by the Seller for such purposes. Any payment over $500 being requested from the Seller's zoning escrow account must receive advanced approval from the Seller prior to being withdrawn. The Seller agrees to respond within 24 hours for payment approval.

If the Seller fails to obtain proper entitlements for hotel use within 2 application and Council meeting periods, the Sellers Default procedures shall apply, as outlined in Section 14B of this agreement. The effective date of the official approval from the City Council of Stockbridge (Henry County, Ga) supercedes all other dates and time periods noted within this Agreement, including the official start of the Inspection Period set forth in Section 6 and the time frames noted for all other contingencies set forth in this Agreement.

2.) **FRANCHISE LICENSE APPROVAL CONTINGENCY**: The Purchase and Sale Agreement shall be contingent upon the Purchaser receiving acceptable franchise licensing approval with a Property Improvement Plan (PIP) and Capital Expenditure costs. The Purchaser will have the right to a 60 day period to obtain approval for a branded or soft-branded hotel franchise license.

This approval ~~may~~ will cd run concurrently with the Inspection Period outlined in Section 6 of this Agreement. The Purchaser may extend the Inspection Period for an additional 45 days, if necessary, to obtain a franchise licensing agreement.

If approval cannot be obtained within this time frame, the Purchaser has the right to A) request an~~d~~ cd additional 15 day extension be granted from the Seller, B) decide to operate the hotel as an Independent property, or C) decide to terminate the Agreement. If the Purchaser decides to terminate the Agreement, all earnest money and earned interest shall be refunded to the Purchaser.

3.) **CLOSING**: The sale of the Property shall be closed ("Closing") on or before 45 Days after the Inspection and Financing Period set forth in Section 6 and all time frames noted in the contingencies (the "Closing Date").

This Agreement will be pursuant to the following sequence:

1 - The Purchaser will deposit $17,000 (25%) partial Escrow payment after this Agreement has been fully executed.

   2 - Zoning and Land Use Modification Period (~~each application cycle is a minimum 3 month process~~);

   3 - The Purchaser will deposit an additional $17,000 (25%) into escrow account after rezoning & land use entitlement has been obtained by the Seller.

4A - Inspection Period (to begin after zoning and land use approval): 60 Days + 45 Day Extension

4B - Franchise License Period (to begin after zoning and land use approval): 60 Days + 45 Day Extension (may be concurrent with Inspection Period)

4C - Financing Period (to begin after zoning and land use approval): 60 Days + 45 Day Extension (may be concurrent with Inspection Period).

5 - The Purchaser will decide to either move forward with the Purchase or terminate the Agreement. If the Purchaser decides to terminate the Agreement, all escrow funds and any earned interest shall be refunded to the Purchaser. If the Inspection Period is satisfactory, all contingencies have been satisfied and the Purchaser decides to move forward with the Agreement, the Purchaser will deposit the remaining amount of Escrow to total 1% or Purchase Price.

6 - Closing Period - 45 Days to begin after contingency extensions have been exhausted and the Purchaser decides to move forward with the Agreement. [Earnest money becomes nonrefundable.] Default remedies set forth in Section 14 of this Agreement shall apply.

7 - Closing Extension - 30 Days, if needed as set forth in Section 4 of Addendum below.

The Closing will occur at a time and place acceptable to Purchaser and Seller. The Seller will deliver the property broom clean and free of all tenants, employees and personal furnishings. All appliances and equipment necessary for the operations and maintenance of the facility shall remain, including vehicles, kitchen and laundry appliances, filter replacements, cleaning supplies, etc.).

4.) **CLOSING EXTENSION**: The Purchaser shall be granted a one-time thirty (30) day extension of the Closing Date. If the Purchaser requests an additional closing extension, the Purchaser shall pay the Seller's pro-rated debt service during this period of an amount not to exceed $100 per diem.

Note: Prepare and attach Exhibits "A" - "D", as applicable

☐ **(A)** *Exhibit "A" Legal Description of Land (as referenced in Section 1)*

☐ ~~**(B)** *Exhibit "B" Permitted Title Exceptions (as referenced in Section 4)*~~

☐ ~~**(C)** *Exhibit "C" Management, Service or other Contracts(as referenced in Section 5)*~~

☐ ~~**(D)** *Exhibit "D" Leases (as referenced in Section 5)*~~

[Signatures on following page]

This instrument shall be regarded as an offer by the first party to sign it and is open for acceptance by the other party until 1 2 o'clock _P_.M. on the 7 t h day of J u n e _____, 2024_ by which time written acceptance of such offer must have been actually received by Broker, who shall promptly notify the other party of such acceptance. The parties agree that this Agreement may be executed by facsimile and in counterparts, each of which shall be effective as an original, but all of which counterparts taken together shall constitute one and the same Agreement.

IN WITNESS WHEREOF, the parties have hereunto set their hands and seals as of the day and year first above written.

PURCHASER: Emerald Hospitality Group, LLC

By: _____ (Seal)

Name: Venuss Gervin

Title: CEO

Phone: (404) 282-8608

Date: June 3, 2024

SELLER: Stockbridge PropCo LLC

By: By: CE, Manager _____ (Seal)

Name: CHARLES TREFZGER

Title: MANAGER

Phone: _____

Date: 6/10/2024

[Signatures continue on following page]

JOINS HEREIN FOR THE SOLE PURPOSE OF CONSENTING TO ALL PROVISIONS IN THIS AGREEMENT APPLICABLE TO ESCROW AGENT:

ESCROW AGENT: _____

By: _____ (Seal)

Name: _____

Title: _____

Firm License #: _____

Phone: _____

Date: _____

Agent Name(s): _____

_____

Agent License #(s): _____

_____

JOINS HEREIN FOR THE SOLE PURPOSE OF CONSENTING TO ALL PROVISIONS IN THIS AGREEMENT APPLICABLE TO BROKER:

BROKER: _____

By: _____ (Seal)

Name: _____

Title: _____

Firm License #: _____

Phone: _____

Date: _____

Agent Name(s): _____

_____

Agent License #(s): _____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

EXHIBIT A:

TRACT 7 ALL THAT TRACT OR PARCEL OF LAND LYING AND BEING IN LAND LOTS 14 AND 15 OF THE 6TH DISTRICT OF HENRY COUNTY, GEORGIA, AND BEING 1.95 ACRES DESIGNATED AS LOT 1, 2.09 ACRES DESIGNATED AS LOT 2 AND 2.84 ACRES DESIGNATED AS LOT 3 AS SHOWN ON A PLAT OF SURVEY MADE OF THE INN AT EAGLE'S LANDING PREPARED FOR KILLEARN PROPERTIES BY WAYNE A. POWERS OF MOORE BASS CONSULTING, GA. R.L.S. #2891, DATED AUGUST 29, 2005, WHICH SAID PLAT OF SURVEY IS INCORPORATED HEREIN AND BY REFERENCE THERETO SAID PROPERTY IS BEING COLLECTIVELY DESCRIBED AS FOLLOWS: TO FIND THE TRUE POINT OF BEGINNING, COMMENCE AT THE INTERSECTION OF THE EASTERN RIGHT-OF-WAY LINE OF COUNTRY CLUB DRIVE (100' R/W) WITH THE SOUTHERN RIGHT-OF-WAY LINE OF EAGLE'S LANDING PARKWAY (200' R/W); THENCE LEAVING THE SOUTHERN RIGHT-OF-WAY LINE OF EAGLE'S LANDING PARKWAY AND PROCEEDING ALONG THE EASTERN RIGHT-OF-WAY LINE OF COUNTRY CLUB DRIVE SOUTH 13 DEGREES 12 MINUTES 05 SECONDS WEST 188.16 FEET TO A POINT; THENCE CONTINUING ALONG THE EASTERN RIGHT-OF-WAY LINE OF COUNTRY CLUB DRIVE IN A SOUTHERLY DIRECTION AND FOLLOWING THE CURVATURE THEREOF TO THE RIGHT ALONG THE ARC OF A CURVE TO THE LEFT OF A CHORD HAVING BEEN SUBTENDED A DISTANCE OF 90.54 FEET TO A POINT, SAID ARC HAVING A RADIUS OF 950.00 FEET AND SAID CHORD HAVING A BEARING AND DISTANCE OF SOUTH 10 DEGREES 28 MINUTES 15 SECONDS EAST 90.51 FEET; THENCE CONTINUING ALONG SAID RIGHT-OF-WAY LINE IN A SOUTHERLY DIRECTION AND FOLLOWING THE CURVATURE THEREOF TO THE RIGHT ALONG THE ARC OF A CURVE TO THE LEFT OF A CHORD HAVING BEEN SUBTENDED A DISTANCE OF 122.36 FEET, SAID ARC HAVING A RADIUS OF 950.00 FEET AND SAID CHORD HAVING A BEARING AND DISTANCE OF SOUTH 04 DEGREES 03 MINUTES 02 SECONDS EAST 122.28 FEET, TO A 1/2" REBAR PLACED, SAID REBAR BEING THE TRUE POINT OF REBAR PLACED, SAID REBAR BEING THE TRUE POINT OF BEGINNING; THENCE LEAVING THE EASTERN RIGHT-OF-WAY LINE OF COUNTRY CLUB DRIVE NORTH 77 DEGREES 31 MINUTES 04 SECONDS EAST 459.88 FEET TO A 1/2" REBAR FOUND; THENCE PROCEEDING SOUTH 76 DEGREES 52 MINUTES 15 SECONDS EAST 100.79 FEET TO A 1/2" REBAR FOUND; THENCE PROCEEDING SOUTH 46 DEGREES 09 MINUTES 32 SECONDS EAST 81.58 FEET TO A 1/2" REBAR FOUND; THENCE PROCEEDING SOUTH 29 DEGREES 49 MINUTES 37 SECONDS EAST 94.85 FEET TO A 1/2" REBAR FOUND; THENCE PROCEEDING SOUTH 28 DEGREES 12 MINUTES 04 SECONDS EAST 83.52 FEET TO A POINT; THENCE PROCEEDING SOUTH 19 DEGREES 16 MINUTES 05 SECONDS EAST 47.87 FEET TO A 1/2" REBAR PLACED; THENCE PROCEEDING SOUTH 19 DEGREES 16 MINUTES 05 SECONDS EAST 87.60 FEET TO A 1/2" REBAR FOUND; THENCE PROCEEDING SOUTH 30 DEGREES 25 MINUTES 11 SECONDS EAST 246.80 FEET TO A 1/2" REBAR FOUND; THENCE PROCEEDING NORTH 86 DEGREES 49 MINUTES 35 SECONDS WEST 249.37 FEET TO A POINT; THENCE PROCEEDING SOUTH 87 DEGREES 50 MINUTES 54 SECONDS WEST 11.26 FEET TO A POINT: THENCE PROCEEDING SOUTH 02 DEGREES 19 MINUTES 06 SECONDS EAST 24.17 FEET TO A 1/2" REBAR PLACED; THENCE PROCEEDING SOUTH 64 DEGREES 31 MINUTES 29 SECONDS WEST 99.01 FEET TO A

1/2" REBAR PLACED; THENCE PROCEEDING SOUTH 72 DEGREES 11 MINUTES 22 SECONDS WEST 36.04 FEET TO A 1/2" REBAR PLACED; THENCE PROCEEDING NORTH 41 DEGREES 19 MINUTES 56 SECONDS WEST 25.55 FEET TO A 1/2" REBAR PLACED; THENCE PROCEEDING NORTH 71 DEGREES 12 MINUTES 13 SECONDS WEST 4.37 FEET TO A 1/2" REBAR PLACED; THENCE PROCEEDING NORTH 64 DEGREES 26 MINUTES 35 SECONDS WEST 87.50 FEET TO A 1/2" REBAR PLACED; THENCE PROCEEDING NORTH 03 DEGREES 24 MINUTES 56 SECONDS EAST 125.43 FEET TO A 1/2" REBAR PLACED; THENCE PROCEEDING NORTH 41 DEGREES 35 MINUTES 06 SECONDS WEST 21.00 FEET TO A 1/2" REBAR PLACED; THENCE PROCEEDING NORTH 86 DEGREES 35 MINUTES 07 SECONDS WEST 28.76 FEET TO A 1/2" REBAR PLACED; THENCE PROCEEDING NORTH 86 DEGREES 35 MINUTES 07 SECONDS WEST 87.94 FEET TO A 1/2" REBAR FOUND; THENCE PROCEEDING NORTH 03 DEGREES 57 MINUTES 32 SECONDS EAST 64.82 FEET TO A 1/2" REBAR FOUND; THENCE PROCEEDING NORTH 79 DEGREES 50 MINUTES 44 SECONDS WEST 133.15 FEET TO A 1/2" REBAR FOUND; THENCE PROCEEDING NORTH 00 DEGREES 25 MINUTES 59 SECONDS WEST 120.70 FEET TO A 1/2" REBAR PLACED; THENCE PROCEEDING NORTH 86 DEGREES 34 MINUTES 18 SECONDS WEST 136.32 FEET TO A 1/2" REBAR PLACED ON THE EASTERN RIGHT-OF-WAY LINE OF COUNTRY CLUB DRIVE; THENCE PROCEEDING ALONG THE EASTERN RIGHT-OF-WAY LINE OF COUNTRY CLUB DRIVE NORTH 03 DEGREES 29 MINUTES 45 SECONDS EAST 118.00 FEET TO A 1/2" REBAR PLACED, SAID REBAR BEING THE TRUE POINT OF BEGINNING. AND: SWAP AREA 2 – DUMPSTER AREA DUMPSTER AREA ALL THAT TRACT OR PARCEL OF LAND LYING AND BEING IN LAND LOT 14, 6TH DISTRICT, HENRY COUNTY, GEORGIA, CONTAINING 0.02 ACRES OR 938 SQUARE FEET IN ACCORDANCE WITH A PLAT OF SURVEY FOR KILLEARN PROPERTIES, INC., BY MOORE BASS CONSULTING, INC., WAYNE ALAN POWERS #2891, DATED JULY 2, 2004, AND REVISED APRIL 27, 2005, AND BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS: TO FIND THE POINT OF BEGINNING, COMMENCE AT A POINT AT THE INTERSECTION OF THE EASTERLY RIGHT-OF-WAY LINE OF COUNTRY CLUB DRIVE (100' RIGHT-OF-WAY) AND THE SOUTHERLY RIGHT-OF-WAY LINE OF EAGLE'S LANDING PARKWAY (200' RIGHT-OF-WAY); THENCE FOLLOWING THE EASTERLY RIGHT-OF-WAY LINE OF COUNTRY CLUB DRIVE SOUTH 13° 12' 05" WEST FOR A DISTANCE OF 188.16 FEET TO A POINT; THENCE FOLLOWING A CURVE TO THE RIGHT FOR A DISTANCE OF 90.54 FEET TO A POINT (SAID CURVE HAVING A RADIUS OF 950.00 FEET AND A CHORD DISTANCE OF 90.51 FEET A CHORD BEARING OF SOUTH 10° 28' 15" EAST); THENCE FOLLOWING A CURVE TO THE RIGHT FOR A DISTANCE OF 122.36 FEET TO A ONE-HALF (1/2) INCH REBAR PLACED (SAID CURVE HAVING A RADIUS OF 950.00 FEET AND A CHORD DISTANCE OF 122.28 FEET A CHORD BEARING OF SOUTH 04° 03' 02" EAST); THENCE LEAVING SAID RIGHT-OF-WAY NORTH 77° 31' 04" EAST, FOR A DISTANCE OF 459.88 FEET TO A ONE-HALF (1/2) INCH REBAR FOUND; THENCE SOUTH 76° 52' 15" EAST FOR A DISTANCE EAST FOR A DISTANCE OF 100.79 FEET TO A ONE-HALF (1/2) INCH REBAR FOUND; THENCE SOUTH 46° 09' 32" EAST FOR A DISTANCE OF 81.58 FEET TO A ONE-HALF (1/2) INCH REBAR FOUND; THENCE SOUTH 29° 49' 37" EAST FOR A DISTANCE OF 94.85 FEET TO A ONE-HALF (1/2) INCH REBAR PLACED; THENCE SOUTH 28° 12' 04" EAST FOR A DISTANCE OF 83.52 FEET TO A

COMPUTED POINT; THENCE SOUTH 19° 16' 05" EAST FOR A DISTANCE OF 135.47 FEET TO A ONE-HALF (1/2) INCH REBAR PLACED; THENCE SOUTH 30° 25' 11" EAST FOR A DISTANCE EAST FOR A DISTANCE OF 246.80 FEET TO A ONE-HALF (1/2) INCH REBAR FOUND; THENCE NORTH 86° 49' 35"WEST, A 35"WEST, A WEST, A DISTANCE OF 219.94 FEET TO A ONE-HALF (1/2) INCH REBAR PLACED AND THE POINT OF BEGINNING; THENCE SOUTH 00° 00' 00" EAST, A DISTANCE OF 21.76 FEET TO A POINT; THENCE 00" EAST, A DISTANCE OF 21.76 FEET TO A POINT; THENCE EAST, A DISTANCE OF 21.76 FEET TO A POINT; THENCE SOUTH 88° 17' 03" WEST, A DISTANCE OF 39.74 FEET TO A ONE-HALF (1/2) INCH REBAR 03" WEST, A DISTANCE OF 39.74 FEET TO A ONE-HALF (1/2) INCH REBAR WEST, A DISTANCE OF 39.74 FEET TO A ONE-HALF (1/2) INCH REBAR PLACED; THENCE NORTH 02° 09' 06" WEST, A DISTANCE OF 24.17 FEET TO A P/K NAIL 06" WEST, A DISTANCE OF 24.17 FEET TO A P/K NAIL WEST, A DISTANCE OF 24.17 FEET TO A P/K NAIL PLACED; THENCE NORTH 87° 50' 54" EAST, A DISTANCE OF 11.26 FEET TO A P/K NAIL 54" EAST, A DISTANCE OF 11.26 FEET TO A P/K NAIL EAST, A DISTANCE OF 11.26 FEET TO A P/K NAIL PLACED; THENCE SOUTH 86° 49' 35" EAST, A DISTANCE OF 29.43 FEET TO 35" EAST, A DISTANCE OF 29.43 FEET TO EAST, A DISTANCE OF 29.43 FEET TO A 0NE-HALF (1/2) INCH REBAR PLACED, SAID REBAR BEING THE POINT OF BEGINNING. LESS AND EXCEPT: SWAP AREA 1 – TENNIS COURT AREA TENNIS COURT AREA ALL THAT TRACT OR PARCEL OF LAND LYING AND BEING IN LAND LOT 14, 6TH DISTRICT, HENRY COUNTY, GEORGIA, CONTAINING 0.02 ACRES OR 954 SQUARE FEET IN ACCORDANCE WITH A PLAT OF SURVEY FOR KILLEARN PROPERTIES, INC., BY MOORE BASS CONSULTING, INC., WAYNE ALAN POWERS #2891, DATED JULY 2, 2004, AND REVISED APRIL 27, 2005, AND BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS: TO FIND THE POINT OF BEGINNING, COMMENCE AT A POINT AT THE INTERSECTION OF THE EASTERLY RIGHT-OF-WAY LINE OF COUNTRY CLUB DRIVE (100' RIGHT-OF-WAY) AND THE SOUTHERLY RIGHT-OF-WAY LINE OF EAGLES LANDING PARKWAY (200' RIGHT-OF-WAY): THENCE FOLLOWING THE EASTERLY RIGHT-OF-WAY LINE OF COUNTRY CLUB DRIVE SOUTH 13° 12' 05" WEST FOR A DISTANCE OF 188.16 FEET TO A POINT; THENCE FOLLOWING A WEST FOR A DISTANCE OF 188.16 FEET TO A POINT; THENCE FOLLOWING A CURVE TO THE RIGHT FOR A DISTANCE OF 90.54 FEET TO A POINT (SAID CURVE HAVING A RADIUS OF 950.00 FEET AND A CHORD DISTANCE OF 90.51 FEET A CHORD BEARING OF SOUTH 10° 28' 15" EAST); THENCE FOLLOWING A CURVE TO THE RIGHT FOR A DISTANCE EAST); THENCE FOLLOWING A CURVE TO THE RIGHT FOR A DISTANCE OF 122.36 FEET TO A ONE-HALF (1/2) INCH REBAR PLACED (SAID CURVE HAVING A RADIUS OF 950.00 FEET AND A CHORD DISTANCE OF 122.28 FEET A CHORD BEARING OF SOUTH 04° 03' 02" EAST); THENCE FOLLOWING A CURVE TO THE RIGHT FOR A DISTANCE EAST); THENCE FOLLOWING A CURVE TO THE RIGHT FOR A DISTANCE OF 118.08 FEET TO A ONE-HALF (1/2) INCH REBAR PLACED (SAID CURVE HAVING A RADIUS OF 950.00 FEET AND A CHORD DISTANCE OF 118.00 FEET A CHORD BEARING OF SOUTH 03° 29' 45" WEST); THENCE LEAVING SAID RIGHT-OF-WAY SOUTH 86° 34' 18" EAST A 18" EAST A EAST A DISTANCE OF 136.32 FEET TO A ONE-HALF (1/2) INCH REBAR PLACED; THENCE SOUTH 00° 25' 59" EAST, A DISTANCE OF 120.70 FEET TO A ONE-HALF (1/2) INCH REBAR 59" EAST, A DISTANCE OF 120.70 FEET TO A ONE-HALF (1/2) INCH REBAR EAST, A DISTANCE OF 120.70 FEET TO A

ONE-HALF (1/2) INCH REBAR FOUND; THENCE SOUTH 79° 50' 44" EAST, A DISTANCE OF 133.15 FEET TO A 44" EAST, A DISTANCE OF 133.15 FEET TO A EAST, A DISTANCE OF 133.15 FEET TO A ONE-HALF (1/2) INCH REBAR FOUND; THENCE SOUTH 03° 57' 32" WEST, A DISTANCE 32" WEST, A DISTANCE WEST, A DISTANCE OF 64.82 FEET TO A ONE-HALF (1/2) INCH REBAR FOUND; THENCE SOUTH 85° 35' 07" EAST, A 07" EAST, A EAST, A DISTANCE OF 116.70 FEET TO A ONE-HALF (1/2) INCH REBAR PLACED; THENCE SOUTH 41° 35' 06" EAST, A DISTANCE OF 21.00FEET TO A ONE-HALF (1/2) INCH REBAR PLACED 06" EAST, A DISTANCE OF 21.00FEET TO A ONE-HALF (1/2) INCH REBAR PLACED EAST, A DISTANCE OF 21.00FEET TO A ONE-HALF (1/2) INCH REBAR PLACED AND THE POINT OF BEGINNING; THENCE SOUTH 01° 48' 00" EAST, A DISTANCE OF 127.70 FEET 00" EAST, A DISTANCE OF 127.70 FEET EAST, A DISTANCE OF 127.70 FEET TO A ONE-HALF (1/2) INCH REBAR PLACED; THENCE SOUTH 64° 20' 57" EAST, A DISTANCE 57" EAST, A DISTANCE EAST, A DISTANCE OF 75.46 FEET, TO A ONE-HALF (1/2) INCH REBAR PLACED; THENCE SOUTH 41° 19' 58" EAST, A DISTANCE OF 5.40 FEET TO A ONE-HALF (1/2) INCH REBAR 58" EAST, A DISTANCE OF 5.40 FEET TO A ONE-HALF (1/2) INCH REBAR EAST, A DISTANCE OF 5.40 FEET TO A ONE-HALF (1/2) INCH REBAR PLACED; THENCE NORTH 71° 12' 13" WEST, A DISTANCE OF 4.37 FEET TO A 13" WEST, A DISTANCE OF 4.37 FEET TO A WEST, A DISTANCE OF 4.37 FEET TO A ONE-HALF (1/2) INCH REBAR PLACED; THENCE NORTH 84°26' 35" WEST, A DISTANCE 35" WEST, A DISTANCE WEST, A DISTANCE OF 87.50 FEET, TO A ONE-HALF (1/2) INCH REBAR PLACED; THENCE NORTH 03° 24' 58" EAST, A DISTANCE OF 125.43 FEET TO A ONE-HALF (1/2) INCH REBAR 58" EAST, A DISTANCE OF 125.43 FEET TO A ONE-HALF (1/2) INCH REBAR EAST, A DISTANCE OF 125.43 FEET TO A ONE-HALF (1/2) INCH REBAR PLACED, SAID POINT BEING THE POINT OF BEGINNING.



EXHIBIT E

September 19, 2024

Mr. Rex Cagle	Mr. Grant Melton
Avison Young | Hospitality Group	ALG Senior| Director of Divestitures
280 Country Club Drive, Suite 200	400 2nd Ave. NW
Stockbridge, GA 30281	Hickory, NC 28601

✉ vgervin@hotmail.com

Dear Rex / Grant,

See below for a list of requested due diligence items:.

Zoning / Entitlements
- Formal Rezoning approval letter from Stockbridge City Council
- Copy of any property easements
- Copy of any Country Club / Golf Course Property Use Agreements
- Building Permits / Entitlements
- Certificates of Occupancy

Property Due Diligence Items
- Building Drawings and Specifications - Floor plans, reflected ceiling plans, interior & exterior elevations, life safety drawings, schedules, specifications, etc. in CAD and PDF format.
- Elevator Safety Inspections - Provide last 3 years of operation.
- Fire Alarm System Inspections - Provide last 3 years of operation.
- Sprinkler System Inspections - Provide last 3 years of operation.
- Kitchen Hood & Grease Trap Inspections - Provide last 3 years of operation.
- Copies of any current warranties (Roof, HVAC, etc.)
- Copied of any physical inspection reports / surveys
  - Mold
  - ADA
  - Soils
  - Structural
- List of Hazardous Materials Used or Stored
- List of all Storage Tanks
- Phase 1 Environmental Site Assessment
- Phase 2 Environmental Site Assessment
- Copy of Waste Management Contracts - Provide last 3 years of operation.
- List of Maintenance and Service Contracts - Provide last 3 years of operation.
- Copy of last appraisal or assessed value documentation.

Inventory
- Capital Equipment Inventory (Owner's and Management Company, if different)
- List of Equipment Leases, if applicable, or confirm there are none
- List of Vehicle Leases, if applicable, or confirm there are none
- Motor Vehicle Certificates of Ownership / Bills of Sale
- List of Licenses and Permits

Continue to next page...

September 19, 2024

Due Diligence List - continued

<u>Litigation</u>
- List of Litigation (including current & potential claims and judgements)
  - List of any Agency Notices to Comply with any Building Violations

<u>Current Bills</u>
- Real Property Tax Bills (last 3 years)
- Personal Property Tax Bills (last 3 years)
- Copy of Utility Bills (last 12 months)
  - Water/Sewer
  - Electric
  - Gas
  - Trash
  - Telephone
  - Internet
  - Cable
- Confirmation of Tax Liens payment (when will tax liens be cleared)
- Confirmation of payment for current years taxes

Additionally, there are a few items that I would like to better understand the transaction history from when the property ceased operating as a hotel:
- **Liquor License** - Are you aware of the history / status of the prior hotel's liquor license? Was it terminated by the original Seller prior to closing? Provide documentation, if available.
- **Country Club Membership** - What is the history / status of the prior hotel's country club membership(s)? There was mention of the prior hotel's deed including membership to the neighboring country club? If membership was terminated, how & when was it terminated? Was it terminated by the original Seller prior to closing? Provide documentation, if available.

Best Regards,

Venuss Gervin
Managing Partner, Emerald Hospitality Group

AMENDMENT TO COMMERCIAL SALES AGREEMENT

This Amendment to Commercial Sales Agreement ("Amendment") being made on the 24th day of October, 2024, by and between Stockbridge Propco, LLC ("Seller") and Emerald Hospitality Group, LLC ("Buyer"). Each Seller and Buyer may be referred to individually as a "Party" and collectively as the "Parties".

WHEREAS, the Parties entered into a Commercial Sales Agreement ("Agreement") on or about May 20, 2024 for the sale and purchase of real property located at 425 Country Club Drive, Stockbridge, GA 30281;

WHEREAS, the Parties desire to amend the Agreement;

WHEREAS, the Parties desire that amendments contained herein this Amendment replace those portions within the Agreement and are incorporated therein;

WHEREAS, the Parties desire the remaining provisions in the Agreement to remain in full force and effect;

NOW THEREFORE, in consideration for the mutual promises and covenants set forth herein and for other good and valuable consideration, the sufficiency of which are hereby acknowledged, the Parties hereto agree to the amendments and covenant as follows:

AMENDMENTS

1. Within **SECTION 3: EARNEST MONEY.** of the Agreement, the end of first paragraph shall be amended and read as follows:

   "The earnest money total amount shall be amended to 0.5% of the purchase price and the Purchaser will deposit earnest monies according to the following amended schedule:
   o $17K at signing (Acceptance Date),
   o $17K at conclusion of Inspection Period, [or remaining amount to total 0.5% of Purchase Price, if interest has been earned].

   All deposits and interest earned will be applied toward the purchase price."

2. Within **SECTION 6: CONDITIONS OF PURCHASE.** of the Agreement, the second full paragraph under the marked box identified as "Inspections:" shall be amended and read as follows:

   "Purchaser shall have a Seventy (70) day period ("Inspection Period") beginning on October 8, 2024 to decide in its sole and absolute discretion that the Property is satisfactory for Purchaser's acquisition. If Purchaser determines that the Property is not satisfactory, then Purchaser may terminate this Agreement by giving written notice to Seller and Broker prior to the end of the Inspection Period, and upon receipt of such notice, Broker Escrow Agent shall refund the Earnest Money and all earned interest to Purchaser, less One Hundred ($100.00) Dollars thereof which shall be paid by Purchaser to Seller as consideration for the termination right herein granted to Purchaser. The Purchaser may extend the inspection period, as outlined in Section 21, to obtain financing approval and / or franchise licensing approval. Within five (5) days of the execution of this Amendment, Purchaser shall provide to Seller, a written confirmation from the franchiser of receipt of the Purchaser's franchise application and written confirmation from the lender of receipt of the Purchaser's third-party financing application.

3. Within **SECTION 6: CONDITIONS OF PURCHASE.** of the Agreement and further within the paragraph under the marked box identified as "Application for New Financing", beginning with the full sentence "This Agreement shall terminate…" until the end of that paragraph, shall be amended and read as follows:

"This Agreement shall terminate and Purchaser shall receive a refund of the Earnest Money unless Purchaser gives Seller written notice that this condition is satisfied or waived on or before <u>Seventy</u> (70) days running concurrently with the Inspection Period. The Purchaser may request, in writing, an additional Fifteen (15) day extension, as needed. Purchaser may request two (2) initial fifteen (15) day extensions. Should Purchaser request any additional extensions, fifteen (15) days or otherwise, beyond the initial two fifteen (15) day extensions, Purchaser shall pay a one time non-refundable ten-thousand dollars ($10,000.00) earnest money deposit. All extensions beyond the initial two (2) may be granted at Seller's discretion. All earnest monies will be applied toward the purchase price. Environmental Phase 1,2 or 3 reports or appraisals required for new financing or new franchise are expenses paid by the Purchaser.

4. The entirety of **SECTION 21: SPECIAL STIPULATIONS ADDENDUM** shall be amended and read as follows:

1.) **"ZONING AND LAND USE APPROVAL CONTINGENCY**: This Purchase and Sale Agreement, in its entirety, is contingent upon the Seller obtaining the correct and appropriate zoning and land use modifications to entitle the property for hotel use. Entitlements will be deemed suitable upon official approval date from the City Council of Stockbridge (Henry County, Georgia).

The Seller shall incur all costs associated with obtaining zoning and land use modifications for the property, including all fees associated with applications, attorneys, design consultants, recording and public notifications. If the Purchaser is needed to assist with the application process, the funds used will come from either a) direct payment from the Seller, or b) a separate escrow account funded by the Seller for such purposes. Any payment over $500 being requested from the Seller's zoning escrow account must receive advanced approval from the Seller prior to being withdrawn. The Seller agrees to respond within 24 hours for payment approval.

If the Seller fails to obtain proper entitlements for hotel use within 2 application and Council meeting periods, the Sellers Default procedures shall apply, as outlined in Section 14B of this agreement. The effective date of the official approval from the City Council of Stockbridge (Henry County, Ga) supersedes all other dates and time periods noted within this Agreement, including the official start of the Inspection Period set forth in Section 6 and the time frames noted for all other contingencies set forth in this Agreement. The formal written approval letter by the Stockbridge City Council will serve as the official approval for the hotel rezoning. If the formal approval letter is received prior to the conclusion of the Inspection Period, then the September 9, 2024 date of the City Council meeting will be used to satisfy the conditions set forth in this Agreement. If the Inspection Period has concluded prior to the receipt of the formal approval letter, then the Inspection Period will be extended until receipt, at no penalty to the Purchaser.

2.) **FRANCHISE LICENSE APPROVAL CONTINGENCY**: The Purchase and Sale Agreement shall be contingent upon the Purchaser receiving acceptable franchise licensing approval with a Property Improvement Plan (PIP) and Capital Expenditure costs. The Purchaser will have the right to a 70 day period (to be concurrent with the Inspection Period) to obtain approval for a branded or soft-branded hotel franchise license.

If approval cannot be obtained within this time frame, the Purchaser has the right to A) request and additional 15 day extension be granted from the Seller, B) decide to operate the hotel as an Independent property, or C) decide to terminate the Agreement. If the Purchaser decides to terminate the Agreement, all earnest money and earned interest shall be refunded to the Purchaser.

3.) **CLOSING**: The sale of the Property shall be closed ("Closing") on or before January 15th, 2025; 30 Days after the Inspection and Financing Period set forth in Section 6 and all-time frames noted in the contingencies (the "Closing Date").
This Agreement will be pursuant to the following sequence:
    1 - The Purchaser will deposit $17,000 (50%) partial Escrow payment after this Agreement has been fully executed.
    2 - Zoning Modification Period;
    3A - Inspection Period (to commence upon receipt of items requested in Exhibit "E" Due Diligence List): 70 Days + Contingency Extension(s) as outlined in 3B and 3C to obtain franchise approval and financing, if needed;
    3B - Franchise License Approval Contingency Period (to be concurrent with the Inspection Period): Extensions to be granted in 15 Day Increments, as needed to obtain approval. Purchaser may request two (2) initial fifteen

(15) day extensions. Should Purchaser request any additional extensions, fifteen (15) days or otherwise, beyond the initial two fifteen (15) day extensions, Purchaser shall pay a one time non-refundable ten-thousand dollars ($10,000.00) earnest money deposit. All extensions beyond the initial two (2) may be granted at Seller's discretion. All earnest monies will be applied toward the purchase price. Environmental Phase 1,2 or 3 reports or appraisals required for new financing or new franchise are expenses paid by the Purchaser.

    3C - Financing Approval Contingency Period (to be concurrent with the Inspection Period): Extensions to be granted in 15 Day Increments, as needed to obtain approval. Purchaser may request two (2) initial fifteen (15) day extensions. Should Purchaser request any additional extensions, fifteen (15) days or otherwise, beyond the initial two fifteen (15) day extensions, Purchaser shall pay a one time non-refundable ten-thousand dollars ($10,000.00) earnest money deposit. All extensions beyond the initial two (2) may be granted at Seller's discretion. All earnest monies will be applied toward the purchase price. Environmental Phase 1,2 or 3 reports or appraisals required for new financing or new franchise are expenses paid by the Purchaser.

    4 - The Purchaser will decide to either move forward with the Purchase or terminate the Agreement. If the Purchaser decides to terminate the Agreement, all escrow funds and any earned interest shall be refunded to the Purchaser. If the Inspection Period is satisfactory, all contingencies have been satisfied and the Purchaser decides to forward with the Agreement, the Purchaser will deposit the remaining amount of Escrow to total 0.5% of Purchase Price.

    5 - Closing Period - 30 Days to begin after contingency extensions have been exhausted and the Purchaser decides to move forward with the Agreement. [Earnest money becomes nonrefundable.] Default remedies set forth in Section 14 of this Agreement shall apply.

    6 - Closing Extension - 30 Days, if needed as set forth in Section 4 of Addendum below.

The Closing will occur at a time and place acceptable to Purchaser and Seller. The Seller will deliver the property broom clean and free of all tenants, employees and personal furnishings. All appliances and equipment necessary for the operations and maintenance of the facility shall remain, including vehicles, kitchen and laundry appliances, filter replacements, cleaning supplies, etc.).

4.) **CLOSING EXTENSION**: The Purchaser shall be granted a thirty (30) day extension of the Closing Date, if needed. If the Purchaser requests an additional closing extension, the Purchaser shall be granted one additional (30) day extension of the Closing Date, at no penalty."

Except as set forth in this Amendment, all other terms and conditions of the Agreement remain unchanged and shall continue in full force and effect.

This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together, shall constitute one and the same document.

IN WITNESS WHEREOF, this Addendum has been executed and delivered as of the date first written above.

Purchaser: Emerald Hospitality Group, LLC

By: _~~Venuss Gervin~~_   Date: 11/13/2024

Name: Venuss Gervin

Title: Founder & Managing Member

Seller: Stockbridge Propco, LLC

By: _____

Name: _____

Title: _____